P.E. 1/31/02

02012900

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2002.

TECK COMINCO LIMITED
Suite 600 - 200 Burrard Street
Vancouver, British Columbia
V6C 3L9
Canada

Teck Cominco Limited / 200 Burrard Street / Vancouver, B.C. / Canada V6C 3L9 / Tel. 604-687-1117 / Fax 604-687-6100

NEWS RELEASE

teckcominco

For Immediate Release – January 31, 2002
02-01-TC

REPORT FOR THE YEAR ENDED DECEMBER 31, 2001

TECK COMINCO REPORTS 2001 EARNINGS 0F $101 MILLION BEFORE ASSET WRITEDOWNS INCURRED IN Q3 OF $122 MILLION

FOURTH QUARTER NET EARNINGS WERE $6 MILLION

Highlights for 2001

- The company completed its merger with Cominco in the third quarter and changed its name to Teck Cominco Limited.
- Unaudited 2001 net earnings were $101 million, before asset writedowns of $122 million on an after-tax basis recorded in Q3, compared with net earnings of $85 million in 2000. The loss after the writedowns was $21 million for the year. Fourth quarter net earnings were $6 million, despite depressed zinc and copper prices and without the benefit of significant profits from power sales as in the previous quarters.
- The writedown of assets, recorded in the third quarter, totaled $169 million or $122 million on an after-tax basis and related mostly to non-operating mineral properties.
- Cash flow from operations of $418 million in the year was significantly up from $239 million in 2000 due mainly to the consolidation of Cominco which was equity-accounted in the first three quarters of 2000. Fourth quarter operating cash flow of $53 million was significantly lower than the $160 million a year ago when cash flow benefited from higher power and metal prices.
- Trail operations generated significant profits from power sales in the first three quarters of the year with prices realized at US$234 per MW.h. Average realized power prices declined to US$22 per MW.h in the fourth quarter and profit from power sales was significantly reduced.
- Coal operating profit of $87 million in the year was up significantly from $16 million in 2000, with higher prices and a 36% production increase at Elkview.
- Construction of the Antamina copper-zinc mine in Peru was completed on budget and the mine commenced commercial production in the fourth quarter, four months ahead of schedule.
- Red Dog's mill optimization project was completed on budget in the fourth quarter.
- The Sullivan mine shut down in December, after operating over 90 years as a major zinc and lead producer.
- The company completed the sale of its interest in the Niobec mine in the first quarter for proceeds of $48 million.
- The company sold its investment in PacMin at the beginning of the fourth quarter for cash proceeds of $52 million and 17.4 million shares of Sons of Gwalia Limited.

Reference: John G. Taylor, Senior Vice President and Chief Financial Officer
Additional corporate information is available on the Internet at http://www.teckcominco.com

Financial Summary

Teck Cominco's unaudited net earnings in 2001 were $101 million ($0.69 per share) before asset valuation writedowns of $122 million on an after-tax basis, compared with net earnings of $85 million ($0.77 per share) in 2000. Loss after the writedowns was $21 million ($0.17 per share) for the year.

Earnings in 2001 were adversely affected by extremely low zinc and copper prices. Offsetting the effect of these low metal prices were higher profits from power sales at Trail and a strong performance from coal operations. Operating profit from Trail, which curtailed production in the first half of the year and shut down its metals operations from July to September to maximize power sales opportunities, was $222 million in the year. Operating profit from coal operations was $87 million. Trail and coal operations accounted for 77% of the total operating profit in the year. Copper and gold operations generated operating profits of $39 million and $35 million respectively in the year.

Following the merger of Teck and Cominco, the company conducted a review of the carrying values of its non-operating mineral properties and investments in light of sustained low metal prices. As a result of the review, the company recorded provisions of $169 million ($122 million on an after-tax basis) in the third quarter mainly against non-operating mineral properties (see note 4 of the financial statements).

Cash flow from operations, before changes to non-cash working capital items, was $418 million in 2001 compared with $239 million in 2000. The increase from last year was mainly a result of consolidating the cash flow of Cominco which was equity-accounted in the first three quarters of 2000.

Fourth quarter net earnings were $6 million ($0.03 per share) compared with $43 million ($0.39 per share) a year ago, as results in the quarter suffered from depressed zinc and copper prices without the benefit of significant profits from power sales as in previous quarters.

Fourth quarter operating cash flow was $53 million, significantly lower than $160 million a year ago as a result of lower zinc and copper prices and the decline of power prices in the quarter.

At December 31, 2001 working capital was $609 million, down from $760 million at the end of 2000. Net debt (long-term debt less cash and restricted funds held for the Cajamarquilla expansion), excluding the Inco-shares exchangeable debentures, was $864 million or 25% of net debt plus equity.

Operations in the Fourth Quarter

Realized prices for major products and the Canadian/U.S. dollar exchange rate were as follows:

	Fourth Quarter			Year to Date		
	2001	2000	% Change	**2001**	2000	% Change
Gold (US$/ounce)	**293**	315	-7%	**282**	307	-8%
Copper (US$/pound)	**0.66**	0.80	-17%	**0.73**	0.80	-9%
Zinc (US$/pound)	**0.35**	0.49	-29%	**0.40**	0.51	-22%
Lead (US$/pound)	**0.22**	0.21	+5%	**0.22**	0.21	+5%
Canadian/U.S. exchange rate (US$1 = Cdn$)	**1.58**	1.53	+3%	**1.55**	1.49	+4%

After being shut down for all of the third quarter to maximize power sales opportunities, the **Trail** metals operation resumed production in October. The start-up of the lead smelter, including precious metals production, was delayed until early November in order to complete work that was interrupted when contract workers were found to have been exposed to high concentrations of thallium in the furnace boiler. Production in the fourth quarter was 62,100 tonnes of refined zinc and 9,700 tonnes of refined lead. There was an operating loss of $15 million in the fourth quarter compared with a profit of $113 million a year ago. The loss was due to lower zinc, lead and by-products production and lower zinc prices, as well as significantly reduced profits from power sales with an average realized power price of US$22 per MW.h compared with US$271 per MW.h in the same period last year. In October, a new four-year collective agreement was ratified by the United Steelworkers union.

In the fourth quarter, **Cajamarquilla** produced 31,500 tonnes of refined zinc compared with 30,900 tonnes in the same period last year. Sales in the fourth quarter were 27,600 tonnes of zinc compared with 27,900 tonnes a year ago. Operating profit of $3 million in the fourth quarter was lower than $6 million last year due mainly to lower zinc prices. Stage II of the expansion project to double plant capacity to 240,000 tonnes of refined zinc has been deferred. The funds of $165 million (US$103.4 million) drawn on the project loan facility and held in a restricted account for project expenditures will be returned to the banks if a decision is made not to proceed with the development in the short term.

Red Dog produced 128,400 tonnes of zinc in concentrate in the fourth quarter compared with 127,400 tonnes a year ago. Sales in the fourth quarter were 177,400 tonnes, up from 153,600 tonnes last year. The mine recorded an operating loss of $13 million in the fourth quarter compared with an operating profit of $36 million in the same period last year due to the significantly lower zinc price. Zinc averaged US$0.35 per pound in the fourth quarter, down from US$0.49 per pound a year ago. The mill optimization project to increase plant capacity to 1.1 million tonnes of zinc concentrate and to improve product quality was completed on budget in the fourth quarter. Commissioning of the startup is expected to be completed in early 2002.

The **Highland Valley Copper** mine produced 30,800 tonnes of copper in concentrate in the fourth quarter compared with 31,600 tonnes last year. Operating profit in the fourth quarter was $6 million, down from $8 million a year ago with the copper price averaging US$0.66 per pound in the quarter compared with US$0.80 per pound last year.

The **Polaris** mine produced 33,200 tonnes of zinc in concentrate in the fourth quarter compared with 34,300 tonnes a year ago, contributing an operating profit of $3 million compared with $16 million in the same period last year. The mine is expected to cease operation in August 2002, after depletion of the orebody.

Antamina commenced commercial operation in the fourth quarter and produced 80,400 tonnes of copper and 56,000 tonnes of zinc in concentrate in this period. The company's share of production is 22.5%. Antamina is equity-accounted and the company's equity loss from the operation was $1 million in the fourth quarter after deduction of interest expense.

Gold production in the fourth quarter was 95,300 ounces, down from 101,600 ounces a year ago as the company's investment in PacMin was sold at the beginning of the fourth quarter. Production from the **David Bell** and **Williams** mines at Hemlo totalled 90,600 ounces in the quarter, up from 68,400 ounces last year due to significantly higher ore grades at the Williams mine. The average cash operating cost per ounce was US$157 in the fourth quarter as a result of improvement in productivity and the mining of higher grade stopes at Williams as planned, compared with US$200 per ounce a year ago. The average realized gold price including hedging gains was US$293 per ounce, which was lower than US$315 per ounce realized in the fourth quarter of last year due to reduced hedging gains.

Metallurgical coal production of 1.8 million tonnes in the fourth quarter was up 26% from the previous year, with 1.48 million tonnes from **Elkview** and 291,000 tonnes from the 61%-owned **Bullmoose** mine. Operating profit was $31 million in the fourth quarter, up significantly from $8 million a year ago with higher sales, lower unit operating costs, higher coal prices and a weaker Canadian dollar.

Corporate Development

Early in the fourth quarter, the company completed the sale of its interest in PacMin Mining Corporation Limited, through which the company owned its interest in the Tarmoola and Carosue Dam gold mines in Australia, to Sons of Gwalia Limited. The net proceeds of the sale were $52 million cash plus 17.4 million shares of Sons of Gwalia Limited. The transaction also removed $87 million of debt from the company's balance sheet.

In November, the company announced the signing of a memorandum of understanding providing for exclusive negotiations with Paranapanema S.A. respecting the purchase of Compania Paraibuna de Metais. Paraibuna is Brazil's second largest zinc producer operating a 90,000 tonne per year refinery.

In December, the company announced favourable drilling results from a drill program on its 77%-owned **Morelos** gold prospect in Mexico. The company plans on continuing drilling in this mineralized area, as well as following up on other targets on the property.

The construction project to rebuild and reopen the **Pend Oreille** mine in Washington State is continuing. Startup will be delayed for six months to the first quarter of 2004 in view of the current weak metal prices.

The feasibility study of the **Pogo** gold project is being updated to incorporate changes to the project's physical layout and the elimination of the shaft hoisting resulting in significant capital savings. The detailed water management plan is being updated as a consequence of the changes, and will be submitted in early 2002 as a part of the Preliminary Draft Environmental Impact Study.

A feasibility study of the **San Nicolas** copper-zinc project in Mexico was completed and delivered to Western Copper Holdings, the company's joint venture partner. A production decision is not expected to be considered before a significant improvement in metal prices.

In November, the company filed with the Toronto Stock Exchange a normal course issuer bid for its Class B Subordinate Voting Shares for one year. This share buy-back program entitles the company to purchase up to 10 million of its outstanding Class B Shares through the facilities of the Exchange. No shares were purchased pursuant to the bid in the fourth quarter.

Caution on Forward-Looking Information

This report contains certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors described under the caption "Cautionary Statement Concerning Forward-Looking Information" in the company's Annual Information Form.

Webcast

Teck Cominco will host an Analysts Conference Call regarding its Q4/2001 financial results on Thursday, January 31, 2002 at 11:00 a.m. PST. To access this listen-only webcast, go to www.teckcominco.com and follow the conference call link on Teck Cominco's home page or go directly to www.q1234.com. Instructions and a free download of RealPlayer are available from the Help page on the q1234 website. A replay of the webcast will be available on the Archives page of the q1234 website.

Teck Cominco Limited
Consolidated Statements of Earnings
(Unaudited)

(in millions of dollars)	Three months ended December 31		Year ended December 31	
	2001	2000	**2001**	2000
Revenue	**$ 527**	$ 716	**$ 2,379**	$1,206
Cost of operations	**(443)**	(460)	**(1,751)**	(820)
Depreciation and amortization	**(51)**	(72)	**(226)**	(139)
Operating profit	**33**	184	**402**	247
Other expenses				
General, administration and marketing	**(16)**	(20)	**(58)**	(36)
Interest on long-term debt	**(18)**	(18)	**(77)**	(57)
Exploration	**(15)**	(14)	**(59)**	(32)
Research and development	**(3)**	(8)	**(15)**	(8)
Other income (expense)	**25**	(1)	**62**	18
Earnings before the following	**6**	123	**255**	132
Asset valuation writedowns (Note 4)	**–**	–	**(169)**	–
Provision for income and resource taxes				
Earnings from operations	**2**	(38)	**(103)**	(41)
Asset valuation writedowns (Note 4)	**–**	–	**47**	–
Minority interests	**(1)**	(42)	**(50)**	(43)
Equity earnings (loss)	**(1)**	–	**(1)**	37
Net earnings (loss) (Note 5)	**$ 6**	$ 43	**$ (21)**	$ 85
Basic earnings (loss) per share	**$0.03**	$ 0.39	**$ (0.17)**	$ 0.77
Diluted earnings (loss) per share	**$0.03**	$ 0.36	**$(0.17)**	$ 0.71
Weighted average shares outstanding (000's)	**184,870**	107,193	**141,808**	107,518
Shares outstanding at end of period (000's)	**184,870**	106,484	**184,870**	106,484

Note: Cominco results are consolidated in 2001 with 50% of its earnings allocated to minority interests prior to the merger on July 19, 2001. Cominco results were equity-accounted in the first nine months of 2000.

Teck Cominco Limited

Consolidated Statements of Cash Flow

(Unaudited)

	Three months ended December 31		Year ended December 31	
(in millions of dollars)	**2001**	2000	**2001**	2000
Operating activities				
Net earnings (loss)	**$ 6**	$ 43	**$ (21)**	$ 85
Items not affecting cash:				
Future income and resource taxes	**6**	9	**48**	(2)
Depreciation and amortization	**51**	72	**226**	139
Asset valuation writedowns, net of tax	**–**	6	**122**	6
Equity loss (earnings)	**1**	–	**1**	(37)
Minority interests	**1**	42	**50**	43
Gain on sale of assets	**(8)**	–	**(19)**	–
Other	**(4)**	(12)	**11**	(1)
Dividends from Cominco Ltd.	**–**	–	**–**	6
	53	160	**418**	239
Net change in non-cash working capital items	**(41)**	4	**(119)**	15
	12	164	**299**	254
Financing activities				
Short-term bank loan	**(1)**	(95)	**75**	–
Long-term debt	**43**	20	**219**	32
Repayment of long-term debt	**(18)**	(94)	**(53)**	(103)
Interest on exchangeable debenture	**(2)**	(2)	**(5)**	(5)
Class B subordinate voting shares repurchased	**–**	(11)	**(20)**	(28)
Issue (purchase) of shares by subsidiary companies	**–**	–	**19**	(2)
Dividends paid	**(18)**	(11)	**(29)**	(21)
Dividends paid to minority shareholders	**–**	(6)	**(6)**	(6)
	4	(199)	**200**	(133)
Investing activities				
Property, plant and equipment	**(61)**	(111)	**(346)**	(211)
Funds held on deposit	**–**	–	**(157)**	–
Purchase of shares in Cominco Ltd.	**–**	–	**–**	(127)
Cominco shares acquired on merger (Note 2)	**–**	–	**(277)**	–
Partial redemption of Cominco exchangeable debenture	**–**	–	**(38)**	–
Cash acquired on consolidation of Cominco	**–**	24	**–**	24
Investments, net of disposals	**2**	(10)	**(36)**	(8)
Proceeds from sale of investments and mining assets	**70**	270	**131**	270
Return of tax deposit (excluding interest)	**–**	–	**57**	–
	11	173	**(666)**	(52)
Effect of exchange rate changes on cash	**–**	(1)	**2**	(2)
Increase (decrease) in cash	**27**	137	**(165)**	67
Cash at beginning of period	**74**	129	**266**	199
Cash at end of period	**$ 101**	$ 266	**$ 101**	$ 266

Note: Cominco's cash flow is consolidated in 2001 and in the fourth quarter of 2000. Cominco's cash flow was not consolidated in the first three quarters of 2000.

Teck Cominco Limited
Consolidated Balance Sheets
(Unaudited)

(in millions of dollars)	**December 31 2001**	**December 31 2000**
ASSETS		
Current assets		
Cash and short-term investments	**$ 101**	$ 266
Accounts and settlements receivable	**242**	292
Production inventories	**540**	466
Supplies and prepaid expenses	**161**	172
	1,044	1,196
Investments		
Funds held on deposit	**165**	–
Other investments	**441**	454
Property, plant and equipment	**3,298**	3,283
Other assets	**205**	169
	$ 5,153	$ 5,102
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 310**	$ 391
Short-term bank loans	**80**	5
Current portion of long-term debt	**45**	40
	435	436
Long-term debt (note 9)	**1,005**	875
Other liabilities	**365**	347
Future income and resource taxes	**509**	494
Exchangeable debentures – Inco shares	**248**	248
Minority interests	**31**	1,007
Shareholders' equity	**2,560**	1,695
	$ 5,153	$ 5,102

Teck Cominco Limited

Consolidated Statements of Retained Earnings

(Unaudited)

(in millions of dollars)	Three months ended December 31		Year ended December 31	
	2001	2000	**2001**	2000
Balance at beginning of period	**$ 515**	$ 544	**$ 572**	$ 516
Net earnings (loss)	**6**	43	**(21)**	85
Dividends paid on common shares	**(18)**	(11)	**(29)**	(21)
Shares issued to Class A shareholders (Note 7(d))	**–**	–	**(10)**	–
Exchangeable debentures interest, net of tax	**(1)**	(1)	**(3)**	(3)
Reduction on repurchase and cancellation of Class B shares	**–**	(3)	**(7)**	(5)
Balance at end of period	**$ 502**	$ 572	**$ 502**	$ 572

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

1. BASIS OF PRESENTATION

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the company.

2. MERGER WITH COMINCO

On July 17, 2001 shareholders of Cominco Ltd. ("Cominco") voted to accept the company's offer to merge with Teck Corporation ("Teck"). Under the terms of the arrangement Cominco shareholders received 1.8 Class B subordinate voting shares of Teck and $6 in cash for each Cominco share held. Holders of the exchangeable debenture due 2024 received $6 for each underlying Cominco share, reducing the face value of each $1000 debenture to $745. The debentures are exchangeable at any time, and the company may at its option deliver 76.5958 Class B subordinate voting shares for each debenture or cash of equivalent value. The debentures bear interest at 2% above the Teck dividend yield based on a $9.72 reference price. The merger is accounted for as a purchase of Cominco by Teck as follows:

	($ in millions)
Purchase price	
Cash	$ 262
78,482,502 Class B subordinate voting shares issued at a price of $12.25 per share, net of issue costs	913
Merger costs	15
	$1,190
Net assets acquired	
Minority interests	$1,001
Resource assets	305
Future income taxes	(116)
	$1,190

3. SALE OF PACMIN

In October 2001, the company completed the sale of its interest in PacMin Mining Corporation Limited through which the company owned its interest in the Tarmoola and Carosue Dam gold mines. The company received cash proceeds of $52 million and 17.4 million shares of Sons of Gwalia Limited.

4. ASSET VALUATION WRITEDOWNS

During the third quarter the company wrote down certain of its assets as follows:

	($ in millions)
Reduction in carrying value of non-operating mineral properties	$137
Reductions in the carrying value of exploration related investments	17
Provision for loss on asset sales	9
Reorganization and other costs	6
Asset valuation writedowns	169
Recovery of future income and resource taxes	(47)
Asset valuation writedowns, net of taxes	$122

5. EARNINGS BEFORE ASSET WRITEDOWNS

(in millions of dollars)	Three months ended December 31 **2001**	2000	Year ended December 31 **2001**	2000
Net earnings before writedowns	**$6**	$43	**$ 101**	$85
Asset valuation writedowns, net of taxes	**–**	–	**(122)**	–
Net earnings (loss)	**$6**	$43	**$ (21)**	$85
Basic earnings per share before writedowns	**$0.03**	$0.39	**$0.69**	$0.77
Diluted earnings per share before writedowns	**$0.03**	$0.36	**$0.66**	$0.71
Basic earnings (loss) per share	**$0.03**	$0.39	**$(0.17)**	$0.77
Diluted earnings (loss) per share	**$0.03**	$0.36	**$(0.17)**	$0.71

6. SUPPLEMENTARY CASH FLOW INFORMATION

(in millions of dollars)	Three months ended December 31 **2001**	2000	Year ended December 31 **2001**	2000
Interest paid	**$ 14**	$ 13	**$ 68**	$ 47
Income and resource taxes paid (recovered)	**$(11)**	$ 24	**$ 42**	$ 38

7. OUTSTANDING SHARES AND RELATED INFORMATION

(a) Shares, warrants and options

As at the date of this report, there were issued and outstanding 4,682,078 Class A Common Shares, 180,188,029 Class B Subordinate Voting Shares (Class B shares) and 5,000,000 Class B share-purchase warrants with an exercise price of $18 per share expiring in May 2004. In addition, there were 6,778,000 employee and director Class B share options outstanding with exercise prices varying between $6.39 per share and $30.95 per share.

(b) Exchangeable debentures due 2024 included in shareholders' equity

The company has the option to deliver Class B shares to satisfy the principal payment of the exchangeable debentures due 2024. The maximum number of Class B shares that may be issued with respect to these debentures is 11,489,000 shares.

(c) Convertible debenture

The US dollar denominated convertible debenture of $236 million (US$148 million) due 2006 is convertible at the rate of 46.551 Class B shares per US$1,000.

(d) Implementation of "coattails" provisions

On September 10, 2001, the shareholders at a special meeting approved an amendment to the Articles of the Corporation to adopt certain takeover bid protections (referred to as "coattails") for holders of Class B Subordinate Voting shares. As a result of the implementation of the "coattails" protection, holders of Class A Common shares of record on September 25, 2001 received new Class A Common shares plus 0.2 of a Class B Subordinate Voting share for each Class A Common share held. There were 936,472 Class B Subordinate Voting shares issued in relation to the amendment.

8. HEDGE POSITION AT DECEMBER 31, 2001

	2002	2003	2004	2005	2006 - 2010	Total
Gold (000's ounces)						
Forward sales contracts	11	13	13	–	131	168
Average price (US$/ounce)	US$324	US$346	US$350	–	US$350	US$348
Forward sales contracts	115	87	30	34	39	305
Average price (C$/ounce)	C$488	C$488	C$509	C$515	C$519	C$497
Copper (millions of pounds)						
Forward sales contracts	3.5	–	–	–	–	3.5
Average price (US$/pound)	US$0.87	–	–	–	–	US$0.87
Zinc (millions of pounds)						
Forward sales contracts	1.0	–	–	–	–	1.0
Average price (US$/pound)	US$0.52	–	–	–	–	US$0.52
US dollars (millions)						
Forward sales contracts	163	106	30	–	–	299
Average exchange rate (US$/Cdn$)	1.51	1.55	1.53	–	–	1.53

Notes:

a) In addition to the above hedging commitments, the company has forward purchase commitments on 258 million pounds of zinc averaging US$0.44 per pound maturing in 2002 to 2003, to match fixed price sales commitments to customers.

b) Included in the gold hedge position are 353,000 ounces of floating lease rate contracts having a built-in gold lease rate allowance of 2%. At December 31, 2001 the one-year lease rate was 1.40%.

9. INVESTMENT IN ANTAMINA

The company accounts for its 22.5% investment in Compañia Minera Antamina S.A., the company holding the Antamina project, on an equity basis. In connection with the senior debt financing of the project the company has provided the lenders with a guarantee on its 22.5% share of the debt during the pre-completion period. The guarantee will be terminated if the project meets certain completion tests which are expected to take place in the second half of 2002. At December 31, 2001 the senior project debt outstanding was US$1.22 billion in respect of which the company is responsible for and has guaranteed US$274.5 million.

Upon the project meeting the completion tests as defined in the senior debt project financing agreement, certain voting restrictions of the company in relation to the management of Compañia Minera Antamina S.A. will be removed. The company will then account for the investment on a proportionate consolidation basis, reflecting its share of the assets and liabilities of Compañia Minera Antamina S.A. on its balance sheet including its share of the senior project debt, which would then be non-recourse.

Teck Cominco Limited
Segmented Operating Profit Summary
(Unaudited)

For the three months ended December 31

($ in millions)	Revenues 2001	Revenues 2000	Operating Profit (Loss) 2001	Operating Profit (Loss) 2000	Depreciation and Amortization 2001	Depreciation and Amortization 2000
Zinc						
Trail (including power sales)	**$115**	$290	**$(15)**	$113	**$ 5**	$12
Cajamarquilla	**38**	53	**3**	6	**3**	4
Red Dog	**110**	138	**(13)**	36	**16**	13
Polaris	**39**	58	**3**	16	**6**	6
Sullivan	**11**	17	**2**	(18)	**1**	15
Inter-segment sales	**(24)**	(38)	**3**	2	**–**	–
	289	518	**(17)**	155	**31**	50
Copper						
Highland Valley Copper	**72**	47	**6**	8	**9**	7
Louvicourt	**6**	9	**(1)**	2	**3**	3
Quebrada Blanca	**–**	11	**–**	–	**–**	5
	78	67	**5**	10	**12**	15
Gold						
Williams	**30**	20	**9**	4	**4**	2
David Bell	**10**	11	**4**	3	**1**	1
Tarmoola	**–**	15	**–**	3	**–**	3
	40	46	**13**	10	**5**	6
Coal						
Elkview	**97**	58	**24**	6	**3**	–
Bullmoose	**22**	16	**7**	2	**–**	–
	119	74	**31**	8	**3**	–
Other	**1**	11	**1**	1	**–**	1
TOTAL	**$527**	$716	**$ 33**	$184	**$51**	$72

Teck Cominco Limited
Segmented Operating Profit Summary
(Unaudited)

For the year ended December 31

($ in millions)	Revenue 2001	Revenue Pro Forma 2000	Revenue As reported 2000	Operating Profit (Loss) 2001	Operating Profit (Loss) Pro Forma 2000	Operating Profit (Loss) As reported 2000	Depreciation And Amortization 2001	Depreciation And Amortization Pro Forma 2000	Depreciation And Amortization As reported 2000
Zinc									
Trail (including power sales)	**$ 785**	$ 956	$ 290	**$222**	$229	$113	**$ 31**	$ 48	$ 12
Cajamarquilla	**194**	227	53	**22**	36	6	**12**	15	4
Red Dog	**376**	433	138	**4**	121	36	**53**	45	13
Polaris	**106**	131	74	**11**	32	19	**18**	17	9
Sullivan	**34**	84	17	**(18)**	(29)	(18)	**15**	29	15
Inter-segment sales	**(77)**	(186)	(38)	**4**	(2)	2	**–**	–	–
	1,418	1,645	534	**245**	387	158	**129**	154	53
Copper									
Highland Valley Copper	**282**	233	88	**42**	47	16	**38**	33	14
Louvicourt	**26**	33	33	**(3)**	6	6	**13**	12	12
Quebrada Blanca	**–**	105	46	**–**	(6)	(3)	**–**	40	19
	308	371	167	**39**	47	19	**51**	85	45
Gold									
Williams	**98**	89	89	**21**	19	19	**13**	11	11
David Bell	**36**	42	42	**8**	12	12	**4**	4	4
Tarmoola	**58**	86	86	**2**	21	21	**11**	15	15
Carosue Dam	**35**	–	–	**4**	–	–	**6**	–	–
	227	217	217	**35**	52	52	**34**	30	30
Coal									
Elkview	**337**	210	210	**70**	12	12	**11**	8	8
Bullmoose	**75**	51	51	**17**	4	4	**–**	–	–
	412	261	261	**87**	16	16	**11**	8	8
Other	**14**	35	27	**(4)**	–	2	**1**	6	3
TOTAL	**$2,379**	$2,529	$1,206	**$402**	$502	$247	**$226**	$283	$139

Note: Cominco results are consolidated in 2001 and equity-accounted in the first three quarters of 2000. The pro forma information for 2000 is presented for comparative purposes and calculated based on the assumption that the Cominco results were consolidated for the whole year.

Teck Cominco Limited

Production Statistics

	Three months ended December 31		Year ended December 31		
				Pro Forma	As reported
	2001	2000	**2001**	2000	2000
REFINED METALS					
Zinc – Tonnes					
Trail	**62,100**	63,100	**168,100**	272,900	63,100
Cajamarquilla	**31,500**	30,900	**122,100**	121,400	30,900
	93,600	94,000	**290,200**	394,300	94,000
Lead – Tonnes					
Trail	**9,700**	25,800	**55,200**	91,300	25,800
MINE OPERATIONS					
Zinc – Tonnes					
Red Dog	**128,400**	127,400	**517,700**	531,100	127,400
Sullivan	**11,900**	19,200	**72,600**	92,500	19,200
Polaris	**33,200**	34,300	**123,100**	135,200	57,000
Louvicourt	**1,400**	1,200	**4,500**	4,600	4,600
Antamina	**12,600**	–	**12,800**	–	–
	187,500	182,100	**730,700**	763,400	208,200
Copper – Tonnes					
Highland Valley	**30,800**	31,600	**119,300**	121,900	51,300
Louvicourt	**3,100**	3,300	**12,900**	12,700	12,700
Antamina	**18,100**	–	**38,240**	–	–
	52,000	34,900	**170,440**	134,600	64,000
Lead – Tonnes					
Red Dog	**21,400**	19,800	**95,300**	83,100	19,800
Sullivan	**6,700**	6,500	**31,600**	33,100	6,500
Polaris	**7,200**	7,800	**30,600**	34,200	13,700
	35,300	34,100	**157,500**	150,400	40,000
Gold – Ounces					
Williams	**65,857**	45,329	**222,894**	207,054	207,054
David Bell	**24,779**	23,065	**84,618**	97,829	97,829
Tarmoola	**–**	28,379	**143,290**	179,990	179,990
Carosue Dam	**–**	–	**84,746**	–	–
Other	**4,667**	4,789	**17,559**	17,877	11,986
	95,303	101,562	**553,107**	502,750	496,859
Coal – Thousand Tonnes					
Elkview	**1,481**	1,143	**5,517**	4,063	4,063
Bullmoose	**291**	266	**1,154**	863	863
	1,772	1,409	**6,671**	4,926	4,926

Notes: 1) Production volumes of base metal mines refer to metals contained in concentrate.
2) Cominco results are consolidated in 2001 and equity-accounted in the first three quarters of 2000. The pro forma information for 2000 is presented for comparative purposes and calculated based on the assumption that the Cominco results were consolidated for the whole year.

Teck Cominco Limited

Sales Statistics

	Three months ended December 31 2001	Three months ended December 31 2000	Year ended December 31 2001	Year ended December 31 Pro Forma 2000	Year ended December 31 As reported 2000
REFINED METALS					
Zinc – Tonnes					
Trail	**52,600**	67,000	**156,000**	274,900	67,000
Cajamarquilla	**27,600**	27,900	**122,300**	120,100	27,900
	80,200	94,900	**278,300**	395,000	94,900
Lead – Tonnes					
Trail	**5,200**	25,800	**45,900**	90,600	25,800
SURPLUS POWER SALES					
Trail – MW.h	**300,000**	217,000	**1,206,000**	698,000	217,000
MINE OPERATIONS					
Zinc – Tonnes					
Red Dog	**177,400**	153,600	**531,700**	469,800	153,600
Sullivan	**19,500**	21,200	**48,100**	91,300	21,200
Polaris	**50,600**	59,200	**128,400**	128,300	74,800
Louvicourt	**1,400**	1,200	**4,500**	4,600	4,600
Antamina	**7,000**	–	**7,000**	–	–
	255,900	235,200	**719,700**	694,000	254,200
Copper – Tonnes					
Highland Valley	**35,900**	21,000	**130,000**	101,600	38,600
Louvicourt	**3,100**	3,300	**12,900**	12,700	12,700
Antamina	**19,800**	–	**19,800**	–	–
	58,800	24,300	**162,700**	114,300	51,300
Lead – Tonnes					
Red Dog	**31,000**	30,300	**83,100**	102,500	30,300
Sullivan	**3,400**	15,100	**24,200**	51,600	15,100
Polaris	**12,500**	15,100	**30,600**	39,800	20,700
	46,900	60,500	**137,900**	193,900	66,100
Gold – Ounces					
Williams	**65,857**	45,329	**222,894**	207,054	207,054
David Bell	**24,779**	23,065	**84,618**	97,829	97,829
Tarmoola	**–**	28,379	**143,290**	179,990	179,990
Carosue Dam	**–**	–	**84,746**	–	–
Other	**4,667**	4,789	**17,559**	17,877	11,986
	95,303	101,562	**553,107**	502,750	496,859
Coal - Thousand Tonnes					
Elkview	**1,452**	1,085	**5,399**	4,061	4,061
Bullmoose	**291**	266	**1,154**	863	863
	1,743	1,351	**6,553**	4,924	4,924

Notes: 1) Sales volumes of base metal mines refer to metals contained in concentrate.

2) Cominco results are consolidated in 2001 and equity-accounted in the first three quarters of 2000. The pro forma information for 2000 is presented for comparative purposes and calculated based on the assumption that the Cominco results were consolidated for the whole year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TECK COMINCO LIMITED

Date: February 1, 2002

by: Karen L. Dunfee
Corporate Secretary